UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9083

REPORT PERIOD
January 1, 2001 to March 31, 2001

In the Matter of

CENTRAL AND SOUTH WEST CORPOATION, ET AL

         Central and South West Corporation (CSW) hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. (Energy) and EnerShop, Inc. (EnerShop), that during the period from January 1, 2001 through March 31, 2001 (the "Reporting Period"):

Guarantees:

     Obligor              Amount       On behalf of
     CSW/Energy        $ 1,500,000 SWEPCO
     CSW/Energy          9,473,214 SMUD
     CSW/Energy          8,245,546 Aarlborg Industries, Inc.
     Energy              8,567,817 Aarlborg Industries, Inc.
     Energy              7,915,774 Aarlborg Industries, Inc.
     Energy              1,860,268 Westdeutsche Landesbank
     CSW                17,500,000 Eastman Chemical Company
     CSW                32,341,788 Eastex Engineers
     CSW                 1,000,000 RML Eastex Energy II
                       -----------
  Total Guarantees     $88,404,407
                       ===========

Letters of Credit:

     Obligor              Amount       On behalf of
     CSW/Enershop       $4,400,000     State of Louisiana
       Total Letters    ----------
   of Credit            $4,400,000
                        ==========

Authorization in
  Order 7009093       $250,000,000
Total Guarantees and
  Letters of Credit    (92,404,407)
                      ------------
Unused Authorization  $157,595,593
                      ============






         Amounts shown are aggregate outstanding amounts as of March 31, 2001.

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of CSW, et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.

         Dated: May 31, 2001


                                    CENTRAL AND SOUTH WEST CORPORATION
                                    CSW ENERGY, INC.
                                    ENERSHOP, INC.

                                    BY: CENTRAL AND SOUTH WEST CORPORATION



                                    BY:   /s/ Armando A. Pena
                                        ------------------------------
                                        Armando A. Pena,
                                        Treasurer